Exhibit 99.3

Media Relations Contacts

Lucas van Grinsven - Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML publishes 2013 annual reports

VELDHOVEN, the Netherlands, 12 February 2014 – ASML Holding NV (ASML) will file its annual report on Form 20-F for the fiscal year ended 31 December 2013 with the U.S. Securities and Exchange Commission (SEC), and will file its Statutory Annual Report 2013 with the Dutch Authority for the Financial Markets (AFM). The annual reports and the Remuneration Report 2013 are available online.

ASML’s Form 20-F 2013 is available online at www.asml.com/annualreport2013 and will be available at www.sec.gov

ASML’s Statutory Annual Report 2013 and the Remuneration Report 2013 are available at www.asml.com/annualreport2013

ASML’s Corporate Responsibility Report 2013 will be available on 7 March 2014

ASML will hold its Annual General Meeting of Shareholders (AGM) on 23 April 2014 and the AGM agenda with all related documents will be available online at www.asml.com/agm2014 on 5 March 2014

ASML publishes its annual reports on www.asml.com where also our financial statements can be downloaded in the Excel spreadsheet format.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,200 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: this press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the date of ASML’s annual general meeting of shareholders and the publication of documents related thereto. Actual results or developments may differ materially from those in the forward-looking statements. You should consider carefully the risks and uncertainties included in ASML’s Annual Report on Form 20-F and other documents filed by ASML from time to time with the SEC. ASML disclaims any obligation to update the forward-looking statements contained herein.